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EXHIBIT 12.1

Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Year Ended December 31,
	2009		2008		2007		2006		2005
Excluding interest on deposits	3.23	x	3.87	x	6.86	x	10.48	x	11.51	x
Including interest on deposits	1.49	x	1.62	x	1.58	x	1.86	x	2.35	x
Net income	$20,124		$26,473		$26,806		$33,941		$27,759
Income tax provisions	10,686		16,282		17,309		21,803		18,753

Income before income taxes	30,810		42,755		44,115		55,744		46,512
Cumulative effect of change in accounting principles	—		(1,876)		(82)		—		—

Adjusted income before income taxes	$30,810		$40,879		$44,033		$55,744		$46,512
Interest on deposits	$48,690		$51,912		$68,766		$58,943		$29,914
Interest on other borrowings	10,201		14,102		7,520		5,880		4,427
Preferred stock dividends	3,620		155		—		—		—

Total fixed charges and preferred stock dividends, including interest on deposits	$62,511		$66,169		$76,286		$64,823		$34,341

Total fixed charges and preferred stock dividends, excluding interest on deposits	$13,821		$14,257		$7,520		$5,880		$4,427

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  EXHIBIT 12.1
Ratio of Earnings to Fixed Charges (Dollars in Thousands)